SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

August 7, 2008
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other Jurisdiction of Incorporation	*Commission File Number*	*IRS Employer Identification Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ]   Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 2.02.   Results of Operations and Financial Condition
Item 7.01   Regulation FD Disclosure

The following information is furnished pursuant to both Item 2.02 and Item 7.01.

On August 7, 2008, Petroleum Development Corporation reported its 2008 second quarter and first six months operating and financial results.   A copy of the news release is attached by reference as Exhibit 99.1.

The Company has previously scheduled a conference call with investors on Friday, August 8, 2008, at 2:00 PM ET to discuss second quarter 2008 results. A copy of the PowerPoint slide presentation is attached by reference as Exhibit 99.2.

The information included in this report and in exhibit 99.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in the filing.

The press release furnished as an exhibit to this report includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated or implied by such forward-looking statements. Except as required by law, we disclaim any obligation to publicly update or revise forward looking statements after the date of this report to conform them to actual results.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
99.1	PRESS RELEASE:
	Petroleum Development Announces Second Quarter 2008 Results: 37% Increase in Quarterly Production, 55% Increase in Realized Pricing for Second Quarter
99.2	POWERPOINT PRESENTATION:
	2Q 2008 Earnings Release, August 8, 2008

<p align="center">SIGNATURES</p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: August 8, 2008

By: /s/ Richard W. McCullough
         Richard W. McCullough
         President and Chief Executive Officer



NEWS *FROM*
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: August 7, 2008
CONTACT: Celesta Miracle - (304) 842-3597 ~ http://www.petd.com

Petroleum Development Announces Second Quarter 2008 Results
37% Increase in Quarterly Production
55% Increase in Realized Pricing for Second Quarter

Bridgeport, West Virginia, August 7, 2008: Petroleum Development Corporation (NASDAQ GSM:PETD) today reported its 2008 second quarter and first six months operating and financial results. Adjusted net income, a non-GAAP measure defined as cash flow from operations before changes in assets and liabilities, for the second quarter 2008 was $20.5 million or $1.39 per diluted share and $34.7 million or $2.35 per diluted share for the six months ended June, 30, 2008. This reflects an increase of 57% and 58% over the previous year comparable three and six month results respectively. The adjusted net income excludes unrealized derivative losses, a one-time litigation provision, and the impact of discrete items on the effective tax rate. The second quarter increase in adjusted net income is attributable to a 37% increase in production and an over 55% increase in realized pricing over the second quarter of 2007.

Inclusive of those items listed above, PDC reported a net loss of $40.7 million or $2.76 per diluted share for the quarter and a $54.6 million loss or $3.71 per diluted share for the six months ended June 30, 2008.

Adjusted cash flow from operations (a non-GAAP measure defined as cash flow from operations before changes in assets and liabilities) increased by 253% to $59.2 million in the second quarter of 2008 compared to $16.8 million for the same period in 2007. The first six month 2008 amounts reflect a 172% increase to $99.6 million up from $36.6 million in 2007.

Oil and gas production increased by 2.4 Bcfe to a record second quarter level of 8.8 Bcfe, an increase of approximately 37% over the second quarter of 2007. The average realized price for oil and natural gas during this year's second quarter was $9.48 per Mcfe, an increase of over 55% from $6.10 per Mcfe for the year ago quarter.

Total oil and gas sales for the second quarter of 2008 were $98.7 million, an increase of 152% from $39.2 million in the same period of 2007. The increase was due to higher volumes of natural gas and oil along with increased average sales prices of natural gas and oil as discussed above.

The Company also continued its active drilling pace for new development by drilling 96 development wells and five exploratory wells during the second quarter of 2008, a significant step in the 2008 drilling plan of approximately 447 gross (412 net) wells. All but five of the development wells drilled in the second quarter were productive. Four exploratory wells were dry, while the evaluation of the one additional exploratory well has not yet been completed.

Richard W. McCullough, President and CEO, stated, "The second quarter operating and financial results were outstanding as the fundamentals for the Company continue to improve." Mr. McCullough added, "Consistent with our guidance, our record production levels and improving price realizations are driving our dramatic adjusted net income and cash flow improvements."

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Financial Results

Net income for the three months ended March 31, 2008, declined significantly compared to the respective year ago period due to the unrealized derivative losses of $86.4 million. The unrealized losses result from derivative positions that do not mature until future quarters and have no cash impact on the second quarter results. Rapid increases during the first and second quarters of 2008 to record high oil prices and near sharp increases in natural gas prices along with our increased use of fixed swaps resulted in both realized and unrealized losses on oil and gas derivative activity. The litigation provision impacts the second quarter by $4.2 million and is related to the previously disclosed Colorado royalty class action complaint against the Company. With the completion of our drilling commitment for the 2007 partnership, we are drilling almost 100% for PDC. That, along with substantially higher realized pricing is driving continuing improvement in all our cash related measures. While we continue to recognize significant unrealized losses on changes in value in our derivative instruments, our cash adjusted EBITA, adjusted net income and adjusted cash flow from operations continue to increase substantially as shown below:

Adjusted cash flow from operations increased to $59.2 million up from $16.8 million for the second quarter in 2007 and was $99.6 million, up from $36.6 million, for the first six months of 2008 and 2007 respectively. The higher adjusted cash flow from operations in the second quarter of 2008 reflects increased revenue from sales of oil and natural gas. Adjusted EBITDA (a non-GAAP measure defined as net income, plus the unrealized derivative loss, litigation provision, interest (net), income taxes and DD&A) increased from $43.5 million to $55.5 million in the second quarter of 2008 compared to the same period in 2007, up 28% quarter to quarter and 49% year over year. The following tables show net income and the calculation of adjusted net income, adjusted cash flow from operations and adjusted EBITDA for the second quarters and the first six months of 2008 and 2007:

Comparative Results (In thousands, except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,	
	(unaudited)		(unaudited)	
	2008	2007	2008	2007
Revenues	$29,051	$75,945	$87,150	$133,857
Net income (loss)	($40,712)	$18,051	($54,640)	$20,552
Basic earnings (loss) per common share	($2.76)	$1.22	($3.71)	$1.40
Diluted earnings (loss) per common share	($2.76)	$1.21	($3.71)	$1.38

Reconciliation of Adjusted Net Income (a non-GAAP measure)

	Three Months Ended June 30,		Six Months Ended June 30,	
	(unaudited)		(unaudited)	
	2008	2007	2008	2007
Net income (loss)	($40,712)	$18,051	($54,640)	$20,552
Unrealized derivative (gain) loss	86,444	(3,715)	126,343	2,511
Royalty litigation provision	4,195	-	4,195	-
Tax effect*	(29,467)	1,375	(41,201)	(928)
Adjusted net income	$20,460	$15,711	$34,697	$22,135
Weighted average diluted shares outstanding**	14,742	14,860	14,740	14,851
Adjusted diluted earnings per share	$1.39	$1.06	$2.35	$1.49

* Tax effect.
** Weighted average diluted shares outstanding includes shares that were considered anti-dilutive for calculating earnings per share in accordance with GAAP.

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Reconciliation of Adjusted Cash Flow from Operations (a non-GAAP measure)

	Three Months Ended June 30,		Six Months Ended June 30,	
	(unaudited)		(unaudited)	
	2008	2007	2008	2007
Net Cash provided by (used in) Operating Activities	$18,941	($43,647)	$67,730	($76,385)
Changes in Assets and Liabilities				
Related to Operations	40,266	60,418	31,865	112,950
Adjusted Cash Flow from Operations	$59,207	$16,771	$99,595	$36,565
Weighted average diluted shares outstanding*	14,742	14,860	14,740	14,851
Adjusted diluted cash flow per share	$4.02	$1.13	$6.76	$2.46

* Weighted average diluted shares outstanding includes shares that were considered anti-dilutive for calculating earnings per share in accordance with GAAP.

Reconciliation of Adjusted EBITDA (a non-GAAP measure)

	Three Months Ended June 30,		Six Months Ended June 30,	
	(unaudited)		(unaudited)	
	2008	2007	2008	2007
Net Income	($40,712)	$18,051	($54,640)	$20,552
Unrealized derivative (gain) loss	86,444	(3,715)	126,343	2,511
Royalty litigation provision	4,195	-	4,195	-
Interest, net	6,319	996	10,980	684
Income Taxes	(22,809)	10,749	(31,011)	12,185
Depreciation	22,105	17,429	43,236	30,503
Adjusted EBITDA	$55,542	$43,510	$99,103	$66,435

* Weighted average diluted shares outstanding includes shares that were considered anti-dilutive for calculating earnings per share in accordance with GAAP.

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Operations

Second quarter operations focused primarily on increasing production volumes and continued exploitation of the Company's lease position in its three core Colorado projects. Second quarter production was on target with the 2008 guidance.

As announced yesterday, the Company's internal mid-year reserve summary reflected 797 Bcfe of proved reserves and 1.17 Tcfe of 3P (proved, probable and possible) reserves. The strong reserve growth is due to reserve growth in the Wattenberg Field, Appalachian Basin, and Piceance Basin and, to a lesser extent, the pricing environment.

The Company has also continued its development program in the Appalachian Basin, with development underway in both its legacy areas and on the property acquired in the 2007 acquisition in Pennsylvania. The Company is following and evaluating developments relating to the Marcellus shale in the Appalachian.

Drilling Activity

The Company's drilling activities continue to be focused in its Rocky Mountain Region. The 101 wells drilled in the second quarter, with a total of five dry holes and one well that has not yet been classified, are shown by area in the table below. The five dry holes drilled in the second quarter were located in the NECO field area. The total number of wells drilled during the first six months represents an increase of 20% year over year. PDC's 2008 plan is to drill 447 gross wells, recomplete approximately 100 Wattenberg Field wells, and recomplete 30 wells in the Appalachian Basin.

Wells Drilled

| | Three Months Ended June 30, | | | | Six Months Ended June 30, | | | |
| | 2008 | | 2007 | | 2008 | | 2007 | |
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Rocky Mountain Region:								
Wattenberg	35.0	33.6	38.0	36.4	80.0	55.3	68.0	50.1
Piceance	11.0	11.0	14.0	14.0	32.0	24.5	30.0	28.1
NECO	38.0	32.0	54.0	46.0	67.0	58.6	67.0	59.0
North Dakota	1.0	0.2	0.0	0.0	1.0	0.2	2.0	0.6
Total Rocky Mountain Region	85.0	76.8	106.0	96.4	180.0	138.6	167.0	137.8
Appalachian Basin	14.0	14.0	0.0	0.0	18.0	18.0	0.0	0.0
Michigan	1.0	0.8	2.0	1.8	1.0	0.8	2.0	1.8
New York	0.0	0.0	0.0	0.0	1.0	1.0	0.0	0.0
Fort Worth Basin	1.0	1.0	0.0	0.0	2.0	2.0	0.0	0.0
Total	101.0	92.6	108.0	98.2	202.0	160.4	169.0	139.6

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Other Information

PETROLEUM DEVELOPMENT CORPORATION
Condensed Consolidated Statements of Operations
(unaudited; in thousands except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
Revenues:				
Oil and gas sales	$ 94,549	$ 39,246	$ 166,195	$ 73,262
Sales from natural gas marketing activities	30,941	29,924	54,266	51,911
Oil and gas well drilling operations	2,887	1,739	5,970	5,769
Well operations and pipeline income	2,438	1,292	4,790	4,590
Oil and gas price risk management gain (loss), net	(101,798)	3,742	(144,108)	(1,903)
Other	34	2	37	228
Total revenues	29,051	75,945	87,150	133,857
Costs and expenses:				
Oil and gas production and well operations cost	20,815	11,628	38,947	20,663
Cost of natural gas marketing activities	30,117	28,780	52,238	50,292
Cost of oil and gas well drilling operations	518	246	596	810
Exploration expense	3,467	6,780	7,750	9,458
General and administrative expense	9,231	6,886	19,054	14,310
Depreciation, depletion and amortization	22,105	17,429	43,236	30,503
Total costs and expenses	86,253	71,749	161,821	126,036
Gain on sale of leaseholds	0	25,600	0	25,600
Income (loss) from operations	(57,202)	29,796	(74,671)	33,421
Interest income	75	454	346	1,597
Interest expense	(6,394)	(1,450)	(11,326)	(2,281)
Income (loss) before income taxes	(63,521)	28,800	(85,651)	32,737
Provision (benefit) for income taxes	(22,809)	10,749	(31,011)	12,185
Net income (loss)	$ (40,712)	$ 18,051	(54,640)	$ 20,552
Earnings (loss) per share				
Basic	$ (2.76)	$ 1.22	$ (3.71)	$ 1.40
Diluted	$ (2.76)	$ 1.21	$ (3.71)	$ 1.38
Weighted average common shares outstanding				
Basic	14,742	14,740	14,740	14,730
Diluted	14,742	14,860	14,740	14,851

Oil and Gas Sales and Production

Production for the quarter increased 37% above volumes for the second quarter of 2007. Oil and natural gas sales from the Company's producing properties for the three months ended June 30, 2008, were up 152% to 98.7 million compared to $39.2 million for the same prior year period. Oil and natural gas sales for the six months ended June 30, 2008 was $170.4 million up 133% from $73.3 million for the same period in 2007. The quarter to quarter and year-to-date sales increase was related to the increase in production and an increase in realized oil and natural gas prices.

Continued on Page 6

The increase in oil and gas sales was more than offset by an increase in oil and gas price risk management loss. The total $144.1 million oil and gas price risk management loss for the first six months of 2008 included $126.3 million of non-cash unrealized losses and $17.8 million of realized cash losses. Significant increases in oil and gas commodity prices from December 31, 2007 to June 30, 2008, caused the cash losses for positions that closed during the quarter and the first six months of 2008, and resulted in unrealized losses reflecting the change in the value of positions that were open during those periods.

The following tables show the Company's oil and natural gas production by area of operations along with average sales price (excluding derivative gains/losses):

	Three Months Ended June 30,			Six Months Ended June 30,		
	2008	2007	% Change	2008	2007	% Change
Production						
Oil (Bbls)						
Appalachian Basin	1,542	1,840	-16.2%	2,638	3,214	-17.9%
Michigan Basin	1,008	1,167	-13.6%	1,831	1,982	-7.6%
Rocky Mountain Region	254,048	229,471	10.7%	507,581	426,821	18.9%
Total	256,598	232,478	10.4%	512,050	432,017	18.5%
Natural gas (Mcf)						
Appalachian Basin	996,729	675,591	47.5%	1,964,349	1,284,988	52.9%
Michigan Basin	386,906	420,390	-8.0%	766,343	841,277	-8.9%
Rocky Mountain Region	5,873,549	3,945,077	48.9%	11,473,314	7,050,746	62.7%
Total	7,257,184	5,041,058	44.0%	14,204,006	9,177,011	54.8%
Natural gas equivalent (Mcfe)*						
Appalachian Basin	1,005,981	686,631	46.5%	1,980,177	1,304,272	51.8%
Michigan Basin	392,954	427,392	-8.1%	777,329	853,169	-8.9%
Rocky Mountain Region	7,397,837	5,321,903	39.0%	14,518,800	9,611,672	51.1%
Total	8,796,772	6,435,926	36.7%	17,276,306	11,769,113	46.8%

	Three Months Ended June 30,			Six Months Ended June 30,		
	2008	2007	% Change	2008	2007	% Change
Average Sales Price (excluding derivative gains/losses)						
Oil (per Bbl)						
Appalachian Basin	$ 113.11	$ 57.66	96.2%	$ 104.38	$ 54.92	90.1%
Michigan Basin	118.61	58.64	102.3%	108.45	54.69	98.3%
Rocky Mountain Region	123.30	57.00	116.3%	102.22	51.46	98.6%
Total	123.26	57.02	116.2%	102.24	51.50	98.5%
Natural gas (per Mcf)						
Appalachian Basin	$ 11.09	$ 7.46	48.7%	$ 9.79	$ 7.06	38.7%
Michigan Basin	10.41	6.79	53.3%	9.02	6.44	40.1%
Rocky Mountain Region	8.87	4.60	92.8%	8.02	5.18	54.8%
Total	9.25	5.16	79.3%	8.31	5.56	49.5%
Natural gas equivalent (per Mcfe)*						
Appalachian Basin	$ 11.13	$ 7.49	48.6%	$ 9.82	$ 7.09	38.5%
Michigan Basin	10.56	6.84	54.4%	9.15	6.48	41.2%
Rocky Mountain Region	11.27	5.87	92.0%	9.91	6.09	62.7%
Total	11.23	6.10	84.1%	9.86	6.22	58.5%

One barrel of oil is equal to the energy equivalent of six Mcf of natural gas.

Continued on Page 7

Oil and Gas Derivative Activities

Because of uncertainty surrounding oil and natural gas prices, the Company has used various derivative instruments to manage some of the impact of fluctuations in prices. Through March 2012, a series of floors, ceilings, collars and fixed price swaps are in place on a portion of our oil and natural gas production. Under the arrangements, if the applicable index rises above the ceiling price, the Company pays the counterparty; however, if the index drops below the floor, the counterparty pays the Company. A complete listing of the Company's derivative positions as of August 7, 2008, is included in the Company's Form 10-Q and is available at the Company's website at www.petd.com.

Non-GAAP Financial Measures (unaudited)

This release refers to "Adjusted net income," "Adjusted diluted earnings per share," "Adjusted cash flow from operations" and "Adjusted EBITDA" all of which are non-GAAP financial measures. "Adjusted Net Income" is a measure defined as Net Income excludes unrealized derivative losses, a one-time litigation provision, and the impact of discreet items on the effective tax rate. Adjusted net income and adjusted diluted earnings per share exclude certain items that the Company believes affect the comparability of producing companies. The Company discloses these non-GAAP financial measures as a useful adjunct to GAAP earnings because: the Company uses adjusted net income to evaluate its operational trends and performance relative to other natural gas and oil producing companies; adjusted net income is more comparable to earnings estimates provided by securities analysts; items excluded generally are one-time items or items whose timing or amount cannot be reasonably estimated, accordingly, any guidance provided by, the Company generally excludes information regarding these types of items. Adjusted cash flow from operations is the cash flow earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. The Company believes it is important to consider Adjusted cash flow from operations separately, as the Company believes it can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs, and related operational factors, without regard to whether the earned or incurred item was collected or paid during that year. The Company also uses this measure because the collection of its receivables or payment of its obligations has not been a significant issue for the Company's business, but merely a timing issue from one period to the next, with fluctuations generally caused by significant changes in commodity prices. Adjusted EBITDA is a non-GAAP measure calculated by adding net income, interest (net), income taxes, and depreciation, depletion and amortization for the period excluding unrealized derivative losses, and a one-time litigation provision. Management believes adjusted EBITDA is relevant because it is a measure of cash available to fund the Company's capital expenditures and service its debt and is a widely used industry metric which allows comparability of our results with our peers. Adjusted cash flow from operations and adjusted EBITDA are not measures of financial performance under GAAP and should be considered in addition to, not as a substitute for, cash flows from operations, investing, or financing activities, nor as a liquidity measure or indicator of cash flows reported in accordance with U.S. GAAP.

2008 Outlook: Updated

Increasing shareholder value through increased reserves, production, margins and cash flow is the primary focus of the Company's operating efforts. The first six months demonstrated this focus and we expect 2008 to continue the trend of increasing production with the addition of new wells. The foundation of our 2008 strategy is continued development drilling in the Company's three core Colorado projects -- Grand Valley field, Wattenberg field and NECO (northeast Colorado), and our Appalachian project. Our second quarter production was in line with guidance provided, and we still expect total production for the year of about 39 Bcfe, which would be a 39% increase from 2007 production. We also expect to expand our planned drilling activity in the Barnett basin from four to six wells and to commence drilling our first Marcellus wells in Pennsylvania and West Virginia.

We recently increased our planned capital expenditures by $24 million primarily to drill an additional 56 wells in Wattenberg Field. The total 2008 planned capital expenditures is now $319 million. Because most of the additional wells will not be in production until late in 2008, we anticipate the major impact on production from the additional wells will be in 2009.

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So far in 2008, energy prices have been at historically high levels, and the Company has added to its derivative positions several times to lock in the positive impact of the strong energy market. Rocky Mountain area natural gas prices were substantially lower than other regions of the country in the last half of 2007. This resulted from local oversupply in the region, and insufficient pipeline capacity to move natural gas to other markets. This pricing situation, which affected about 35% of the Company's production on an energy equivalent basis (Mcfe), substantially improved when the Rockies Express Pipeline was placed into service in December 2007. Since the start-up of the new line, the Company has seen improved prices relative to other market areas. The combination of strong overall markets and the improvement in the Rocky Mountain basis resulted in a significant increase in average realized prices for both oil and natural gas, with the Mcfe equivalent price increasing from $6.10 to $9.48 from 2007 to the second quarter of 2008. The increased use of derivatives also creates the potential for additional realized and unrealized derivative losses and gains in future periods, even as the Company experiences record levels of cash flow. Although we give up some potential upside by using the derivatives, we believe locking in a more predictable cash flow stream that allows us to pursue a more aggressive development plan will allow us to achieve our growth objectives with greater certainty.

We continue to expect the Rocky Mountain region to be our primary growth driver for the remainder of 2008. Adequate capital is a key to our continuing efforts to improve the value of the Company. Increasing production in combination with the strong energy market will have a positive impact on cash flow from operations in coming quarters. In February, the Company further strengthened its liquidity though a $203 million bond offering. This capital should ensure that the Company has adequate funds to execute its 2008 business plan, and makes capital available to take advantage of possible acquisitions or other opportunities.

The Company anticipates continuing a very active development drilling schedule in 2008, drilling approximately 447 gross (412 net) wells. The new wells, many of which are being drilled on property obtained through the like-kind exchange purchases made in 2006 and 2007, are expected to provide the additional production required to reach the 2008 production target and to allow us to continue to grow production and proved reserves in coming years as well. We anticipate 825+ Bcfe proved reserves for year-end 2008.

10-Q and Quarterly Conference Call

The Company will file its Quarterly Report on Form 10-Q on or before August 11, 2008. You can access the report at the Company's website (www.petd.com), or contact the Company for a paper copy. The Company invites you to join Richard McCullough, President and CEO, and Bart Brookman, Senior Vice President Exploration and Production for a conference call on Friday, August 8, 2008, for a discussion of the results

What: Petroleum Development Corporation Second Quarter 2008 Earnings Conference Call
When: Friday, August 8, 2008, at 2:00 p.m. Eastern Time
Where: www.petd.com
How: Log on to the web address above or call (877) 407-8031
        Replay Number: 877-660-6853   Account #: 286   Conference ID #: 291724
        (Replay will be available approximately one hour after the conclusion of the call)

Contact: Celesta Miracle, VP Strategic Planning, (800) 624-3821, ir@petd.com

Continued on Page 9

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the exploration, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian and Michigan Basins. PDC is included in the S&P SmallCap 600 Index, and the Russell 3000 Index of Companies.

Forward-Looking Statements
Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included herein are forward-looking statements. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in PDC's reports filed with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. The Company undertakes no obligation to update or revise any forward-looking statement.

The SEC permits oil and gas companies to disclose in their filings with the SEC only proved reserves, which are reserve estimates that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. The Company uses in this presentation the terms "probable" and "possible" reserves, which SEC guidelines prohibit in filings of U.S. registrants. Probable reserves are unproved reserves that are more likely than not to be recoverable. Possible reserves are unproved reserves that are less likely to be recoverable than probable reserves. Estimates of probable and possible reserves which may potentially be recoverable through additional drilling or recovery techniques are by nature more uncertain than estimates of proved reserves and accordingly are subject to substantially greater risk of not actually being realized by the Company. In addition, The Company's production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases.

###

120 Genesis Boulevard • PO Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597





Petroleum Development Corporation

2Q 2008 Earnings Release
August 8, 2008

Richard W. McCullough, President & CEO

Bart Brookman, SVP Exploration & Production

NASDAQ GSM: PETD



Disclaimer

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Management's current expectations and beliefs, as well as a number of assumptions concerning future events.

All statements other than statements of historical fact included herein are forward-looking statements. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in PDC's reports filed with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. The Company undertakes no obligation to update or revise any forward-looking statement.

You are cautioned not to put undue reliance on such forward-looking statements because actual results may vary materially from those expressed or implied, as more fully discussed in our safe harbor statements found in our SEC filings, including, without limitation, the discussion under the heading "Risk Factors" in the company's annual report on Form 10-K.

All forward-looking statements are based on information available to Management on this date and Petroleum Development Corporation assumes no obligation to, and expressly disclaims any obligation to, update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

This material also contains certain non-GAAP financial measures as defined under the Securities and Exchange Commission rules.



Rick McCullough
President & CEO

Energy Market Exposure

Percentage of Mcfe Sold by Market
(For Three Months Ended June 30, 2008)





Improving Fundamentals

			2008	
	2006	**2007**	**1Q**	**2Q**
Production (Bcfe)	17	28	8.5	8.8
Proved Reserves	323	686	N/A	797
Realized Gas Prices[1]	$6.91	$6.52	$8.16	$9.48
Adjusted EBITDA ($M)[2]	$80,285	$136,068	$43,561	$55,542
Adjusted Cash Flow from Operations ($M)	$29,769	$95,626	$40,388	$59,208
Cash Flow from Operations (/Share)	$2.00	$6.44	$2.72	$4.02
Stock Price[3]	$32-$47	$35-$61	$50-$73	$52

[1] Equivalent prices including oil sales and realized derivative gains and losses.
[2] See Slide 23 for GAAP reconciliation of Adjusted EBITDA. Gain on leasehold sale in 2006 excluded.
[3] Monthly closing ranges. Second quarter 2008 amount of $52 as of August 6, 2008.

Quarterly Highlights



- Quarterly production in line with guidance and 37% higher year-over-year.

- Key Financial Metrics (comparisons to 2nd Quarter of 2007):

  - Oil & Gas Sales up 152%;

  - Average Realized Prices per Mcfe up 55% to $9.48;

  - Adjusted Cash Flow from Operations[1] increased $42.2MM or 253%;

  - Adjusted Net Income[2] $20.5MM or $1.39 per share up 57%;

  - Costs are generally in line with expectations.

(1)   See Slide 24 for GAAP reconciliation of Adjusted cash flow from operations.

(2)   See Slide 25 for GAAP reconciliation of Adjusted Net Income. Includes impact of $4.2 million of non-recurring litigation provision.

Quarterly Highlights



- Internally estimated mid-year proved reserves of 797 Bcfe, up 16% in first six months of 2008.

  – Projected to be 825+ Bcfe by year end.

- Increasing CAPEX budget from $295MM to $319MM.

  – $35MM increase in drilling (56 wells in Wattenberg and 2 additional wells in Barnett).

  – $11MM decrease in exploration expenditures.

- Preliminary Barnett results are promising.

- Increased bank line from $235MM to $300MM on July 15.

Summary Financial Results

	2007 Annual		2008			
			1Q		2Q	
	$MM	$/MCFE	$MM	$/MCFE	$MM	$/MCFE
O&G Revenues	175	6.26	72	8.45	99	11.23
O&G Operating Margins[1]	126	4.5	54	6.31	78	8.86
Adjusted EBITDA[2]	136	4.87	44	5.14	56	6.36
Adjusted Net Income /(Loss)[2]	27	.97	11	1.32	20	2.27
Adjusted Cash Flow from Operations Per MCFE[2]	95.6	3.42	40.4	4.76	59.2	6.73
Adjusted Cash Flow from Operations Per Share[2]	95.6	6.44	40.4	2.72	59.2	4.02

(1)   O&G Operating Margins is defined as O&G sales less O&G production and well operations costs.

(2)   See Slides 23, 24 and 25 for GAAP reconciliation of Adjusted EBITDA, Adjusted Cash Flow and Adjusted Net Income, respectively.



Summary Financial Results

| | 2007 Annual | | 2008 | | | |
| | | | 1Q | | 2Q | |
	$MM	$/MCFE	$MM	$/MCFE	$MM	$/MCFE
DD&A	71	2.53	21	2.49	22	2.51
G&A[1]	31	1.11	10	1.16	9	1.05
Production Cost	31	1.12	13	1.48	15	1.67
Lifting Cost[2]	25	.90	10	1.13	10	1.13

(1)   1Q 2008 includes $3.2MM non-recurring costs associated with executive transition.

(2)   Lifting Cost does not include production taxes.

See Slide 2 regarding Forward Looking Statements

Summary Financial Results



- Increased bank line from $235MM to $300MM and added four new banks.
    - $60MM drawn on bank line as of August 6, 2008 with $240MM available at rates in the 5-7% range.
- Debt capitalization ratio as of June 30, 2008:
    - 43% with unrealized losses.
    - 37% without unrealized losses.

Hedging Update



BACKGROUND

A. Focus on Drilling Program (2008-2010)

- ➢ $300MM CAPEX, $255MM in 2008 with $130MM funded with debt

- ➢ Gas/Oil Prices:
  - 2008 - $6.39/$79
  - 2009 - $6.97/$77
  - 2010 - $6.98/$76

- ➢ Double Production 2008 – 2010
  - 28 bcfe – 57 bcfe

Hedging Update



B. More aggressive hedging because of deficit spending and market conditions

➢ Allowed us to increase CAPEX to $319MM adding 1.5 bcfe in 2008 production and at least 8 bcfe in 2009 (doubling production in two years)

➢ Gas/Oil Prices Realized

- 1Q - $7.17/$76
- 2Q - $7.74/$106

➢ $140MM of projected debt as of December 31, 2008

Hedging Update



C. Impacts

➢ **$126MM of unrealized losses through June 30, 2008**

- Approximately $88MM gain in July based on declining prices

➢ **$17M of realized losses**

- $1.75/Mcfe of "opportunity cost" in 2nd Quarter

➢ **9.5 Bcfe of accelerated production may generate $30 - $35MM in incremental margins**

D. Future

➢ **48 Bcfe of future production hedged as of June 30**

- $9.23 (swaps and floors)
- $9.80 (swaps and ceilings)

➢ **Current CIG forward prices/our hedges**

- Remainder 2008 - $5.48/$7.23
- 2009 - $6.50/$6.88



Petroleum Development Corporation

Bart Brookman
SVP Exploration & Production

Increasing Production





- ### 37% improvement over 2Q 2007
- ### Record 8.8 Bcfe 2Q 2008
- ### On track to produce 39.0 Bcfe in 2008

2008 Production Forecast

2008 Production Forecast



- Estimated 2008 Production of 39.0 Bcfe.
  - Plus .4 Bcfe due to CAPEX increase.
- Estimated 2008 Net Exit Rate near 132 MMcfe/d.
- Current production in line with forecast.
- NECO volumes have increased early Q3 2008 with added compression.
- Expect Piceance volumes to increase Q3 2008 with accelerated frac schedule.

2008 Production Forecast

2008 Forecast by Area[1] (MMcfe)

Area	1st Half Actual	Actual/Forecast	Forecast				
			1Q	2Q	3Q	4Q	2008
Rocky Mountain	14,502	100%	7,050	7,478	8,243	10,301	33,072
Appalachia	1,980	100%	974	1,001	1,164	1,264	4,403
Michigan	777	100%	389	388	387	383	1,547
Company Total	17,259	100%	8,413	8,867	9,773	11,948	39,022

Rocky Mountain Forecast by Area[1] (MMcfe)

Area	1st Half Actual	Actual/Forecast	Forecast				
			1Q	2Q	3Q	4Q	2008
Wattenberg	6,909	107%	3,088	3,344	3,524	3,696	13,652
Grand Valley	5,326	97%	2,833	2,676	3,062	4,761	13,332
NECO	2,149	88%	1,077	1,370	1,583	1,735	5,765
North Dakota	118	84%	52	88	74	109	323
Rocky Mountain Total	14,502	100%	7,050	7,478	8,243	10,301	33,072

Major Operating Area Highlights
- **Wattenberg - activity level above plan**
- **Grand Valley - severe winter and snow conditions**
- **Appalachia - ongoing enhancements in Castle acquisition**

(1) Revised August 2008

Drilling Activity



Increasing Estimated Proved Reserves

Mid-Year 2008 Reserves Summary



- 797 Bcfe Proved Reserves
- 1.17 Tcfe 3P Reserves[1]
- Strong Reserves Growth due to:
  - Pricing
  - Wattenberg
  - Appalachia
  - Piceance
- Anticipate 825+ Bcfe proved reserves for YE 2008

(1) The reserves noted are internal estimates

Unproved Potential

Distribution of Probable and Possible Reserves[1]



Appalachian Basin 7%

NE Colorado 11%

Piceance Basin 50%

Wattenberg Field 32%

- As of July 1, 2008, over 376 Bcfe of Probable and Possible Reserves for Future Development:
  - Grand Valley Offset Locations
  - Wattenberg Field locations (5th spot, rule 318A and 40 acre locations);
  - Locations identified by Seismic and Offsets to Producing Wells in NE Colorado;
  - Renewed focus in Appalachian Basin generated new reduced spacing potential.

- Does not include any probable or possible reserves from Barnett / Marcellus development.

(1) The reserves noted are internal estimates

2008 3Q/4Q Developments



- Recently increased capital budget in Wattenberg to accommodate 56 additional wells

- Strong production growth anticipated in NECO, Piceance and Appalachian

- Drilling to commence on 1st Marcellus wells in Pennsylvania and West Virginia

- Planned Barnett activity expanded from 4 to 6 wells in Erath County, Texas

- A series of negotiations are underway in all basins to try to ensure gathering / takeaway capacity exists

2Q 2008 Financial Results



A P P E N D I X

Adjusted EBITDA Reconciliation

($ in thousands)

Adjusted EBITDA	2006	2007	1Q08	2Q08
Net Income(loss)	$237,772	$33,209	($13,928)	($40,712)
Gain on Sale of Leasehold	($328,000)	-	-	-
Unrealized Derivative (Gain)Loss	(7,252)	4,417	39,899	86,444
Litigation Provision	-	-	-	4,195
Interest, net	(5,607)	6,617	4,661	6,319
Income Taxes	149,637	20,981	(8,202)	(22,809)
Depreciation	33,735	70,844	21,131	22,105
Adjusted EBITDA	$80,285	$136,068	$43,561	$55,542

See Slide 2 regarding Forward Looking Statements

23

Adjusted Cash Flow Reconciliation

($ in thousands)

Adjusted Cash Flow Operations	2006	2007	1Q08	2Q08
Net Cash Used in Operating Activities	$67,390	$60,304	$48,789	$18,942
Changes in Assets & Liabilities to Operations	(37,621)	35,322	(8,401)	40,266
Adjusted Cash Flow from Operations	$29,769	$95,626	$40,388	$59,208

Adjusted Net Income Reconciliation

($ in thousands)

Adjusted Net Income	2006	2007	1Q08	2Q08
Net income (loss)	N/A	$33,209	($13,928)	($40,712)
Unrealized derivative (gain) loss	N/A	(4,417)	39,899	86,444
Litigation provision	N/A	-	-	4,195
Tax effect	N/A	(1,632)	(15,042)	(29,467)
Adjusted net income	N/A	$27,160	$10,929	$20,460





Petroleum Development Corporation

2Q 2008 Earnings Release

August 8, 2008

Richard W. McCullough, President & CEO

Bart Brookman, SVP Exploration & Production

NASDAQ GSM: PETD